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ANNUAL REPORTS SEC Mail Processing
FORM X-17A-5
PART III



SEC FILE NUMBER

8-67857

APR 01 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2023__ AND ENDING __12/31/2023__

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Fennebresque & Co., LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2025 Cassamia Place

(No. and Street)

Charlotte	**NC**	**28211**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Fennebresque Jr   704-295-8902   john@fennebresque.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC

(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Ste 168	**Sugar Land**	**TX**	**77479**
(Address)	(City)	(State)	(Zip Code)

11/30/2016	**6328**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Fennebresque, Jr. , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fennebresque & Co., LLC , as of 12/31 , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *John Clark Fennebresque*

Title: Managing Director

see notarization on page 3
_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FLORIDA ACKNOWLEDGMENT

State of Florida)
)
County of okaloosa)

On __03/21/2024__ before me, OZELLA MAE MOORE _____, by means of
_____Date_____ _____Notary Name_____

❑ Physical Presence -- **OR** --

☑ Online Notarization,

personally appeared _____John Clark Fennebresque_____
_____Name(s) of Signer(s)_____

❑ personally known to me -- **OR** --

❑ proved to me on the basis of the oath of _____ -- **OR** --
_____Name of Credible Witness_____

☑ proved to me on the basis of satisfactory evidence: _____NC DL_____
_____Type of ID Presented_____

to be the individual(s) whose name(s) is/are subscribed to the within instrument, & acknowledged to me that they executed the same in their authorized capacity(ies) and by proper authority, and that by their signature(s) on the instrument, the individual(s), or the person(s) or entity upon behalf of which they acted, executed the instrument for the purposes and consideration therein stated.

OZELLA MAE MOORE
Notary Public - State of Florida
Commission # HH 391605
Expires on June 13 2027

WITNESS my hand and official seal.

Notary Public Signature: _Ozella Mae Moore_

Notary Name: OZELLA MAE MOORE

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: _____Annual Reports_____

Document Date: _____03/21/2024_____ Number of Pages (w/ certificate): 3

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)	**Capacity(ies) Claimed by Signer(s)**
Signer's Name: John Clark Fennebresque	Signer's Name: _____

❑ Corporate Officer Title: _____   ❑ Corporate Officer Title: _____
❑ Partner – ❑ Limited ❑ General   ❑ Partner – ❑ Limited ❑ General
☑ Individual ❑ Attorney in Fact   ❑ Individual ❑ Attorney in Fact
❑ Trustee ❑ Guardian of Conservator   ❑ Trustee ❑ Guardian of Conservator
❑ Other: _____   ❑ Other: _____
Signer Is Representing: _____self_____   Signer Is Representing: _____

(3)

FENNEBRESQUE & CO., LLC

(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2023

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

     Statement of Financial Condition   2

     Notes to Financial Statements   3-5

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Fennebresque & Co., LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Fennebresque & Co., LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Fennebresque & Co., LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fennebresque & Co., LLC's management. Our responsibility is to express an opinion on Fennebresque & Co., LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fennebresque & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as Fennebresque & Co., LLC's auditor since 2021.

Sugar Land, Texas

March 21, 2024

FENNEBRESQUE & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	357,502
Accounts receivable, net	$	4,898
Prepaid Assets	$	1,965
Fixed Assets	$	21,459
Total assets	$	385,824

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and accounts payable	$	35,323
Total Liabilities	$	35,323
Member's equity	$	350,501
Total liabilities and member's equity	$	385,824

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business Activity and Regulation

Fennebresque & Co., _LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly owned subsidiary of Fennebresque & Co. Holdings, LLC, ("Holding Company") whose only assets are its ownership interests in the Company.

Cash

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with financial institutions insured by the Federal Deposit insurance Corporation ("FDIC") in the United States. At times, balances may exceed insurable limits.

Recognition of Revenue

The Company's revenues are generated primarily through providing merger and acquisition-related advisory services. The Company receives non-refundable, retainer and advisory fees to compensate for the substantial research and analysis performed as part of the engagement. The Company recognizes these non-refundable advisory fees as they are earned, which typically occurs with the passage of time as the services are rendered. The remainder of any fee revenue generated by the Company is recognized upon the closing of a transaction.

The Company records revenue in accordance with ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach. Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of advisory fee revenue. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company. The allowance for doubtful accounts is based on the Company's prior experience of collections and existing economic conditions. On December 31, 2023, management has recorded an allowance of $0.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member in accordance with the operating agreement and is reflected in the member's income taxes; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2023. Fiscal years ending on or after December 31, 2017, remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

As of December 31, 2023, the Company had net capital of $322,179 which was $317,179 in excess of its required net capital of $5,000.

NOTE 3- CONCENTRATION

During 2023, the Company earned approximately 56% of total fee income from one client.

NOTE 4 – SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements the date the financial statements were available to be issued.

NOTE 5 – RELATED PARTIES

The equity in the Company is held by Fennebresque & Co. Holding Company.

NOTE 6 - COMMITMENTS AND CONTINGENICES

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2023 are as follows:

Furniture and Fixtures	
Office renovation	$24,047
Auto repairs	$2,840
	$26,887
Less accumulated depreciation	$(5428)
	$21,459

The office renovation was purchased on 8/10/2021 for $24,047 and is being depreciation on a straight-line basis in 2021 at $801, 2022 at $1,603, & 2023 at 1603 leaving the asset with a book value of $20,039 as of 1/1/2024. The auto repair was purchased on 6/1/2021 for $2,840 and is being depreciated on a straight-line basis in 2021 at $284, 2022 at $568, & 2023 at $568 leaving the asset with a book value of $1,420 as of 1/1/2024.